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                                April 19, 2021

       Kevin Amolsch
       Chief Executive Officer
       PFG Fund V, LLC
       10200 W. 44th Avenue, Suite 220
       Wheat Ridge, CO 80033

                                                        Re: PFG Fund V, LLC
                                                            Amendment No. 2 to
                                                            Offering Statement
on Form 1-A
                                                            Filed April 12,
2021
                                                            File No. 024-11412

       Dear Mr. Amolsch:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 30, 2021 letter.

       Amendment No. 2 to Offering Statement on Form 1-A filed April 12, 2021

       General

   1. We note your response to comment 2 and that the provision will not apply to claims brought to enforce a
duty or liability created by the Exchange Act or Securities Act.
                                                        Please revise the
provision in the exhibit to clearly state that it does not apply to claims under the federal
securities laws.
   2. We note that your prior performance tables include information for the year ended
                                                        December 31, 2020
year-to-date. Please update your prior performance to include information for the
completed year ended on December 31, 2020.
 Kevin Amolsch
PFG Fund V, LLC
April 19, 2021
Page 2
Financial Statements, page 63

3. Please update your financial statements and financial information in an amended filing.
         Reference is made to Rule 8-08 of Regulation S-X.
       You may contact Howard Efron at 202-551-3439 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Brigitte Lippmann at 202-551-3713 with any other questions.



FirstName LastNameKevin Amolsch                               Sincerely,
Comapany NamePFG Fund V, LLC
                                                              Division of
Corporation Finance
April 19, 2021 Page 2                                         Office of Real
Estate & Construction
FirstName LastName